UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Stanley, Inc.

(Name of Subject Company)

Stanley, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

854532108

(CUSIP Number of Class of Securities)

Scott D. Chaplin, Esq.

Senior Vice President and General Counsel

Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201
(703) 684-1125
Fax: (703) 682-1547

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen L. Burns, Esq.
Craig F. Arcella, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Stock Market Symbols	Stock Market Symbol
GIB (NYSE) GIB.A (TSX)	SXE (NYSE)
www.cgi.com/newsroom	www.stanleyassociates.com

CGI TO ACQUIRE STANLEY

U.S. expansion consistent with strategic priorities

Note: Dollar amounts are in USD, translated from CAD at par

Fairfax and Arlington, Virginia, May 7, 2010 — CGI Group Inc. (NYSE: GIB; TSX: GIB.A), a leading provider of information technology and business processing services, and Stanley Inc. (NYSE: SXE), a premier provider of information technology services and solutions to U.S. defense, intelligence and federal civilian government agencies, today announced that they have entered into a definitive merger agreement for CGI to acquire Stanley through a cash tender offer at $37.50 per share, representing an enterprise value of approximately $1.07 billion.

The per share purchase price represents a premium of 23.3% over Stanley’s 30-day volume weighted average stock price and 38.3% over its 60-day average.

The transaction will be funded from CGI’s cash on hand and existing credit facilities. The proposed transaction has been unanimously approved by the board of directors of both companies. In addition, certain Stanley board members and executive officers have signed a voting agreement in support of the offer.

This strategic acquisition brings additional scale to CGI’s U.S. operations, which will account for nearly half of CGI’s global revenue. The powerful combination of CGI’s U.S. federal business unit and Stanley brings additional resources and capabilities to the U.S. Government market and marks CGI Federal’s expansion into the U.S. defense and intelligence markets. With this acquisition, CGI Federal joins a select list of Federal IT contractors with more than $1 billion in revenue.

“The acquisition of Stanley is in line with our Build and Buy profitable growth strategy, and is consistent with our commitment to continue expanding our footprint in the strategic U.S. market and specifically in the U.S. federal market. It is also consistent with our commitment to bring increased value to our clients and employees. From an investor perspective, this transaction will be accretive to GAAP earnings per share within the first 12 months,” said Michael E. Roach, President and CEO, CGI.  “CGI has a strong culture and market momentum that will provide additional professional opportunities and growth for all our employees, including the Stanley professionals, whom we warmly welcome to CGI,” added Roach.

Philip O. Nolan, Chairman, President and CEO of Stanley commented: “This is a great transaction for all stakeholders, as it provides Stanley employees with additional growth opportunities as part of a global IT services player and our clients with a powerful combination of highly-skilled employees and additional scale to enhance value. For our shareholders, this transaction provides attractive returns and, accordingly, our Board intends to recommend that Stanley shareholders accept this offer.”

“Joining forces with Stanley is a critical element of our U.S. growth strategy. The combination of Stanley’s defense and civilian IT and BPO services with CGI’s end-to-end capabilities, mission-critical solutions, and strong client relationships cements our position as a player of scale across the entire U.S. Federal Government,” commented Donna Morea, President U.S., Europe and Asia, CGI. “Together, CGI and Stanley are a great cultural fit, sharing deep industry knowledge, a strong commitment to employees, and a reputation for operational excellence.”

Transaction Highlights:

•                  Based on calendar 2009 results, the combined companies would have total revenues of approximately $4.5 billion, 31,000 employees and a booked backlog of more than $13.5 billion, representing approximately 3 times annual revenue.

•                  Stanley will become part of CGI Federal Inc., a wholly-owned subsidiary, which currently provides services to the U.S. Federal, defense, intelligence and civilian agencies.

•                  Post-transaction, CGI Federal will have approximately 7,000 professionals and $1.2 billion in annual revenue. Its client base will be a diversified and balanced blend of 55% defense and intelligence and 45% U.S. Federal civilian agencies. CGI Federal will continue to be led by its current President, George Schindler.

•                  The consolidated company will continue serving all three branches of government, 12 Cabinet-level agencies, the four military services, and a broad range of intelligence and national security agencies.

Tender Offer and Closing

Under the terms of the definitive merger agreement, CGI will commence a cash tender offer to acquire Stanley’s outstanding shares of common stock at $37.50 per share. The closing of the tender offer, which is expected to occur during the fall of 2010, is subject to customary terms and conditions, including the tender of at least a majority of Stanley’s shares (on a fully diluted basis) and regulatory approvals including Hart-Scott-Rodino and Exon-Florio.  The definitive merger agreement provides for the parties to effect, subject to customary conditions, a merger following the completion of the tender offer, which will result in all shares not tendered in the tender offer being converted into the right to receive $37.50 per share in cash. The definitive merger agreement also contains a break-up fee payable to CGI under certain circumstances and a provision under which Stanley has agreed not to solicit any competing offers.

Advisors

Deutsche Bank and TD Securities acted as financial advisors to CGI. Holland & Knight LLP, Kaye Scholer LLP and Fasken Martineau DuMoulin LLP, served as legal advisors to CGI. Sagent Advisors Inc. served as financial advisor to Stanley in connection with the transaction. Stanley has been represented by Cravath, Swaine & Moore LLP and Covington & Burling LLP.

Conference Call & Webcast

A conference call to discuss the proposed transaction will be held today, May 7, 2010 at 8:30 am EDT. Participants will include: Michael E. Roach, President and CEO, CGI; Donna Morea, President, U.S., Europe and Asia, CGI; and George Schindler, President, CGI Federal. To participate on the call, please dial 1-888-789-9572 using passcode 7560086#. The conference call and supporting slides will both be available live and for replay at cgi.com/investors.

About CGI

Founded in 1976, CGI Group Inc. is one of the largest independent information technology and business process services firms in the world. CGI and its affiliated companies employ approximately 26,000 professionals. CGI provides end-to-end IT and business process services to clients worldwide from offices in the United States, Canada, Europe and Asia Pacific as well as from centers of excellence in North America, Europe and India. As of March 31, 2010, CGI’s order backlog was $11.4 billion. CGI shares are listed on the NYSE (GIB) and the TSX (GIB.A) and are included in both, the Dow Jones Sustainability World Index and the FTSE4Good Index. Website: www.cgi.com.

About Stanley

Stanley is a provider of information technology services and solutions to U.S. defense, intelligence and federal civilian government agencies. Stanley offers its customers systems integration solutions and expertise to support their mission-essential needs at any stage of program, product development or business lifecycle through five service areas: systems engineering, enterprise integration, operational support, business process management, and advanced engineering and technology. Headquartered in Arlington, Va., the company has approximately 5,000 employees at over 100 locations in the U.S. and worldwide. Stanley has been recognized by FORTUNE magazine as one of the “100 Best Companies to Work For” from 2007 through 2009. Please visit www.stanleyassociates.com for more information.

Additional Information

The tender offer for the outstanding shares of Stanley has not yet commenced. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Stanley. At the time the tender offer is commenced, CGI, CGI Federal and an indirect wholly-owned subsidiary of CGI will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission, and Stanley will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Investors and Stanley stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as they will contain important information, including the various terms of, and conditions to, the tender offer. Such materials, when prepared and ready for release, will be made available to Stanley’s stockholders at no expense to them. In addition, at such time Stanley stockholders will be able to obtain these documents for free from the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Forward-looking Statements

All statements in this press release that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of the Stanley stockholders will tender their shares in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including regulatory approvals; the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving IT industry; general economic and business conditions; foreign exchange and other risks identified in the press release, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information, including, without limitation, any statements related to the acquisition of Stanley being accretive to CGI’s GAAP earnings within the first twelve months.  CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in the Risks and Uncertainties section.

For more information:

Investors and financial media
Lorne Gorber
Vice-President, Global Communications and
Investor Relations

CGI

514-841-3355

lorne.gorber@cgi.com

Lawrence Delaney, Jr.

Investor Relations Counsel

Stanley

703-739-7410

larry.delaney@stanleyassociates.com

Other Media

Linda Odorisio
Vice-President, U.S. Communications

CGI
703-267-8118
linda.odorisio@cgi.com